Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

For more information,

please see Kinross’ 2018 first-quarter

Financial Statements and MD&A

at www.kinross.com

NEWS RELEASE

Kinross reports 2018 first-quarter results

Significantly increased cash flow and reduced all-in sustaining cost per ounce year-over-year

On track to meet production and cost guidance

Toronto, Ontario – May 8, 2018 – Kinross Gold Corporation (TSX: K, NYSE: KGC) today announced its results for the first-quarter ended March 31, 2018.

(This news release contains forward-looking information about expected future events and financial and operating performance of the Company. We refer to the risks and assumptions set out in our Cautionary Statement on Forward-Looking Information located on page 18 of this release. All dollar amounts are expressed in U.S. dollars, unless otherwise noted.)

2018 first-quarter highlights:

•	Production[1]: 653,937 gold equivalent ounces (Au eq. oz.), compared with 671,956 Au eq. oz. in Q1 2017.
•	Revenue: $897.2 million, compared with $796.1 million in Q1 2017.
•	Production cost of sales[2]: $658 per Au eq. oz., compared with $701 in Q1 2017.
•	All-in sustaining cost[2]: $846 per Au eq. oz. sold, compared with $953 in Q1 2017. All-in sustaining cost per gold ounce (Au oz.) sold on a by-product basis was $835 in Q1 2018, compared with $945 in Q1 2017.
•	Operating cash flow: $293.5 million, compared with $207.8 million in Q1 2017.
•	Adjusted operating cash flow[2]: $363.7 million, compared with $250.9 million in Q1 2017.
•	Reported net earnings[3]: net earnings of $106.1 million, or $0.09 per share, compared with net earnings of $134.6 million, or $0.11 per share, in Q1 2017.
•	Adjusted net earnings[2,3]: adjusted net earnings of $125.2 million, or $0.10 per share, compared with adjusted net earnings of $23.4 million, or $0.02 per share, in Q1 2017.
•	Organic projects and development opportunities:
o	The Tasiast Phase One expansion is near completion, on schedule and on budget, and expected to achieve 12,000 t/d throughput by the end of June 2018. The Company is assessing the Government of Mauritania’s request to enter into mutually beneficial discussions respecting all of Kinross’ activities in Mauritania with a view to improving economic benefits to the country, including the potential impact on the Phase Two expansion.
o	Construction of the Round Mountain Phase W project is progressing according to schedule, with engineering 90% complete and initial low-grade ore expected in mid-2019.
o	At the Bald Mountain Vantage Complex engineering is now 90% complete with commissioning of the heap leach pad and processing facilities expected to commence in Q1 2019.
o	In Russia, the Moroshka project located near Kupol remains on schedule and on budget, with mining of high grade ore expected to begin in the second half of the year.
o	The Fort Knox Gilmore project feasibility study in Alaska is on schedule for completion in June 2018.
o	At the La Coipa Restart project, the Company expects to initiate a feasibility study at mid-year.
•	Outlook unchanged: Kinross expects to produce 2.5 million Au eq. oz. (+/- 5%) at a production cost of sales per Au eq. oz. of $730 (+/- 5%) and all-in sustaining cost of $975 (+/- 5%) per ounce sold on both a gold equivalent and by-product basis for 2018. Total capital expenditures are forecast to be approximately $1,075 million (+/- 5%).
•	Balance sheet strength: As of March 31, 2018, Kinross had cash and cash equivalents of $997.9 million and available credit of $1,566.5 million, for total liquidity of approximately $2.6 billion, and no debt maturities until 2021. S&P Global Ratings upgraded Kinross’ credit rating to investment grade during the quarter, noting the Company’s long track record of maintaining low leverage.

1 Unless otherwise stated, production figures in this news release are based on Kinross’ 90% share of Chirano production.

2 These figures are non-GAAP financial measures and are defined and reconciled on pages 13 to 17 of this news release.

3 Net earnings/loss figures in this release represent “net earnings (loss) from continuing operations attributable to common shareholders”.

p. 1 Kinross reports 2018 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

CEO Commentary

J. Paul Rollinson, President and CEO, made the following comments in relation to 2018 first-quarter results:

“We are pleased with the strong operational start to 2018, as our portfolio of mines performed well, achieving solid production and significantly lower all-in sustaining costs compared with last quarter and Q1 2017. We generated strong cash flow and ended the quarter with approximately $1 billion of cash on the balance sheet, relatively unchanged from year-end 2017.

“Our portfolio of development projects is progressing well. The Tasiast Phase One expansion is now near completion, on budget and on schedule to reach its 12,000 t/d throughput capacity by the end of June. The Company is assessing the Government of Mauritania’s request to enter into mutually beneficial discussions respecting all of Kinross’ activities in Mauritania with a view to improving economic benefits to the country, including the potential impact on the Phase Two expansion.

“Our Nevada projects at Round Mountain and Bald Mountain are continuing to proceed on schedule. In June, we expect to announce the feasibility study results for the Fort Knox Gilmore project, an opportunity to potentially extend mine life at one of our best performing operations. In Chile, we expect to commence a feasibility study for the La Coipa Restart project at mid-year. Finally, we also expect to begin mining high grade ore at the Moroshka satellite deposit near Kupol in the second half of 2018.

“We continue to maintain our robust liquidity position, and with our strong commitment to deliver consistent results, we are firmly on track to meet our annual production and cost guidance and are on plan with the development projects that will shape our future.”

p. 2 Kinross reports 2018 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Financial results

Summary of financial and operating results

	Three months ended
	March 31,
(in millions, except ounces, per share amounts, and per ounce amounts)	2018	2017
Operating Highlights
Total gold equivalent ounces(a)
Produced(c)	659,955	677,781
Sold(c)	674,661	652,516

Attributable gold equivalent ounces(a)
Produced(c)	653,937	671,956
Sold(c)	668,217	645,946

Financial Highlights
Metal sales	$897.2	$796.1
Production cost of sales	$444.6	$458.8
Depreciation, depletion and amortization	$193.1	$217.5
Operating earnings	$177.9	$48.6
Net earnings attributable to common shareholders	$106.1	$134.6
Basic earnings per share attributable to common shareholders	$0.09	$0.11
Diluted earnings per share attributable to common shareholders	$0.08	$0.11
Adjusted net earnings attributable to common shareholders(b)	$125.2	$23.4
Adjusted net earnings per share(b)	$0.10	$0.02
Net cash flow provided from operating activities	$293.5	$207.8
Adjusted operating cash flow(b)	$363.7	$250.9
Average realized gold price per ounce(d)	$1,330	$1,220
Consolidated production cost of sales per equivalent ounce(c) sold(b)	$659	$703
Attributable(a) production cost of sales per equivalent ounce(c) sold(b)	$658	$701
Attributable(a) production cost of sales per ounce sold on a by-product basis(b)	$644	$686
Attributable(a) all-in sustaining cost per ounce sold on a by-product basis(b)	$835	$945
Attributable(a) all-in sustaining cost per equivalent ounce(c) sold(b)	$846	$953
Attributable(a) all-in cost per ounce sold on a by-product basis(b)	$1,124	$1,101
Attributable(a) all-in cost per equivalent ounce(c) sold(b)	$1,128	$1,104

(a)	"Total" includes 100% of Chirano production. "Attributable" includes Kinross' share of Chirano (90%) production.
(b)	The definition and reconciliation of these non-GAAP financial measures is included on page 13 to 17 of this news release.
(c)	"Gold equivalent ounces" include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each period. The ratio for the first quarter of 2018 was 79.25:1 (first quarter of 2017 - 69.99:1).
(d)	The definition of this non-GAAP financial measure is included on page 17 of this news release.

The following operating and financial results are based on first quarter 2018 gold equivalent production. Production and cost measures are on an attributable basis:

Production: Kinross produced 653,937 attributable Au eq. oz. in the first quarter of 2018, compared with 671,956 Au eq. oz. in the first quarter of 2017.

Production cost of sales: Production cost of sales per Au eq. oz.2 decreased to $658 for the first quarter of 2018, compared with $701 for the first quarter of 2017. Production cost of sales per Au oz. on a by-product basis2 was $644 in Q1 2018, compared with $686 in Q1 2017, based on Q1 2018 attributable gold sales of 654,451 ounces and attributable silver sales of 1,091,061 ounces.

All-in sustaining cost: All-in sustaining cost per Au eq. oz. sold2 decreased to a record low of $846 in Q1 2018, compared with $953 in Q1 2017. All-in sustaining cost per Au oz. sold on a by-product basis2 decreased to $835 in Q1 2018, compared with $945 in Q1 2017.

Revenue: Revenue from metal sales increased 13% to $897.2 million in the first quarter of 2018, compared with $796.1 million during the same period in 2017, due to an increase in gold equivalent ounces sold and a higher realized gold price.

Average realized gold price4: The average realized gold price in Q1 2018 increased to $1,330 per ounce, compared with $1,220 per ounce in Q1 2017.

4 Average realized gold price is a non-GAAP financial measure and is defined as gold metal sales divided by the total number of gold ounces sold.

p. 3 Kinross reports 2018 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Margins: Kinross’ attributable margin per Au eq. oz. sold5 was $672 per Au eq. oz. for the first quarter of 2018, compared with the Q1 2017 margin of $519 per Au eq. oz.

Operating cash flow: Adjusted operating cash flow2 increased by 45% to $363.7 million for the first quarter of 2018, compared with $250.9 million for Q1 2017.

Net operating cash flow was $293.5 million for the first quarter of 2018, compared with $207.8 million for Q1 2017.

Earnings: Adjusted net earnings2,3 increased to $125.2 million, or $0.10 per share, for Q1 2018, compared with adjusted net earnings of $23.4 million, or $0.02 per share, for Q1 2017. The increase was mainly due to higher margins and a decrease in depreciation, depletion and amortization.

Reported net earnings3 was $106.1 million, or $0.09 per share, for Q1 2018, compared with earnings of $134.6 million, or $0.11 per share, in Q1 2017.

Capital expenditures: Capital expenditures increased to $246.9 million for Q1 2018, compared with $178.9 million for the same period last year, mainly due to increased spending at Tasiast and Round Mountain, partially offset by lower spending at Fort Knox, Paracatu and Chirano.

Operating results

Mine-by-mine summaries for 2018 first-quarter operating results may be found on pages eight and 12 of this news release. Highlights include the following:

Americas

At Fort Knox, production decreased compared with the previous quarter and year-over-year mainly due a decrease in grades. In addition, the lower production relative to Q4 2017 was due to the seasonal slowdown resulting in fewer ounces recovered from the heap leach. Cost of sales per ounce sold was significantly lower quarter-over-quarter and year-over-year primarily as a result of the timing of ounces processed through the mill. In late March, the Fort Knox pit experienced a minor pit wall slide, which, along with anticipated lower grades, are expected to have a slight impact on the mine’s production and costs for the remainder of the year.

At Round Mountain, production was in line with the previous quarter and lower year-over-year mainly due to lower recoveries from the heap leach pad, partially offset by higher mill production due to an increase in mill grades and recoveries. Cost of sales per ounce sold was lower quarter-over-quarter and year-over-year mainly due to a decrease in operating waste mined and higher mill grades.

Bald Mountain continued its strong performance during the quarter. While production decreased compared with Q4 2017, mainly due to lower grades, it increased significantly year-over-year due to the timing of ounces recovered from the heap leach pads as more tonnes were placed on the pads in 2017. Cost of sales per ounce sold was largely in line versus last quarter and significantly lower year-over-year primarily due to lower operating waste mined and an increase in gold produced from the heap leach.

Paracatu performed well in Q1 2018, with production increasing significantly compared with the previous quarter due to the temporary curtailment of mining during Q4 2017 as a result of lower than average rainfall in the area. Production also increased compared with Q1 2017 primarily due to increases in ore processed, recoveries and timing of ounces processed through the mill. The higher production contributed to the lower cost of sales per ounce sold quarter-over-quarter and year-over-year. Lower contractor as well as favourable foreign exchange movements also led to the year-over-year decrease in cost of sales per ounce sold.

At Maricunga, gold production was better than expected, as rinsing of heap materials placed on the pads prior to the suspension of mining activities continued during the quarter. Cost of sales per ounce sold increased compared with Q4 2017 largely as a result of less ounces produced from the heap leach. Cost of sales per ounce sold increased compared with Q4 2017 mainly as a result of the timing of ounces recovered.

5 Attributable margin per equivalent ounce sold is a non-GAAP financial measure defined as “average realized gold price per ounce” less “attributable production cost of sales per gold equivalent ounce sold.”

p. 4 Kinross reports 2018 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Russia

At Kupol and Dvoinoye, production decreased compared with the previous quarter and Q1 2017 mainly as a result of the planned mining of lower grade ore. Grades are expected to remain at around this level for the remainder of the year. Cost of sales per ounce sold was largely in line with the previous quarter and increased compared with Q1 2017 mainly as a result of lower grades and unfavourable foreign exchange movements.

West Africa

At Tasiast, production was largely in line with the previous quarter and decreased year-over-year mainly as a result of lower mill grades. Cost of sales per ounce sold was largely in line compared with the previous quarter and higher compared with Q1 2017 mainly due to lower grades and an increase in operating waste mined.

At Chirano, production was slightly lower quarter-over-quarter mainly due to a decrease in grades and largely in line with Q1 2017. Cost of sales per ounce sold increased compared with Q4 2017 mainly due to lower grades, and decreased year-over-year primarily due to the completion of open pit mining in Q2 2017 and lower overhead.

Organic development projects and opportunities

Tasiast two-phased expansion

The Tasiast Phase One project is on schedule and on budget, and is now near completion and in the final stages of development. The plant remains on track to achieve a throughput capacity of 12,000 t/d by the end of June, with the mine also on track to achieve 2018 gold production estimates as contemplated in the project feasibility study.

The tailings storage facility, power supply upgrades and several ancillary facilities have been commissioned successfully and handed over to the operation team. The primary crusher is in advanced stages of commissioning and has been run at its design throughput. Construction is complete for the new components of the CIL plant, including the ball mill cyclones, additional leach tanks, elution circuit and intensive leach reactor. These new elements have been successfully tied into the existing mill, and commissioning is progressing well.

The SAG mill is 97% complete and while it is being commissioned, a by-pass circuit, using the new primary crusher and CIL plant in conjunction with the secondary crushers, is being ramped up on a temporary basis to achieve the 12,000 t/d throughput capacity and 2018 gold production estimates as contemplated in the feasibility study. During initial test runs in the past week, the plant reached throughput of 12,000 t/d. In addition, using the new primary crusher and existing crushers, a cumulative total of approximately 50,000 tonnes of ore have been pre-crushed and await processing through the CIL plant.

Click here for video highlighting the Tasiast Phase One development: https://youtu.be/1oMQYTdw2iE

As previously disclosed, in 2017 a Mauritanian subsidiary of Kinross, Société d’Extraction de Tamaya S.A. (“SETSA”), filed an application to convert the Tasiast Sud exploration permit into an exploitation permit. This conversion is necessary to allow exploitation of Tasiast Sud. SETSA was recently informed by the Minister of Petroleum, Energy and Mines (“Minister”) that its conversion application has been rejected for failure to meet feasibility criteria. The Company disagrees with this decision and believes the decision lacks legal justification and that all requirements for conversion have been met. The Company requested reconsideration of the decision and has been negotiating with the Government of the Islamic Republic of Mauritania (“Government”) on this matter to find a mutually acceptable resolution.

Earlier today, following a May 4, 2018 meeting with the Minister, SETSA received a letter from the Government reaffirming its earlier rejection of the Tasiast Sud conversion application and stating a desire to enter into mutually beneficial discussions with respect to all of the Company’s activities in Mauritania. The Company understands the Government’s position to be that any discussions are to be initiated by a proposal from Kinross that would provide greater overall economic benefits to the country. Kinross is currently assessing the situation, including the potential impact of the request on the Phase Two expansion.

p. 5 Kinross reports 2018 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Round Mountain Phase W

The Round Mountain Phase W project continues to progress on schedule, with initial low grade Phase W ore expected to be encountered in mid-2019. Pre-grading of the heap leach pad has now commenced, along with earthworks in the new infrastructure area. The commissioning of two new electric rope shovels has been completed and stripping is progressing on schedule. Detailed engineering is now approximately 90% complete and procurement and contracting are well underway.

Bald Mountain Vantage Complex

The Bald Mountain Vantage Complex project is proceeding on schedule, with commissioning for the heap leach pad and processing facilities expected to commence in Q1 2019. Earthworks are well underway and engineering is now approximately 90% complete. The majority of procurement packages and construction contracts have been awarded and all major permits have now been received.

Russia satellite deposits

Development of the Russian satellite deposits continues to progress well, with development of the twin declines at the Moroshka project continuing as planned. Mining of high grade ore at Moroshka, which is located approximately four kilometres east of Kupol, is expected to commence in the second half of the year. At the Dvoinoye Zone 1 deposit, which was added to estimated mineral reserve and resource estimates at year-end 2017, mine development has commenced, including earthworks and construction of the portal entrances.

Fort Knox Gilmore project

At the Fort Knox Gilmore project, feasibility study activities are progressing as planned and the Company is expected to announce results of the completed study in June. The feasibility study is contemplating a multi-phase layback of the Fort Knox pit and the construction of a new heap leach pad. Kinross gained mineral rights to the adjacent Gilmore land in December 2017, which resulted in a net 1.8 million ounce addition to measured and indicated resource estimates.

La Coipa Restart project

The Company is evaluating the potential for a return to long-term production in Chile, which includes the La Coipa Restart project and the Lobo Marte project, which is located approximately 80 kilometres from La Coipa. At the La Coipa Restart project, which includes the Phase 7 and Puren deposits, the Company completed the previously disclosed transaction to acquire the remaining 50% interest in the Phase 7 deposit on March 19, 2018. The Company now has the Phase 7 mining rights contemplated in the project PFS completed in 2015 and fully owns the Phase 7 deposit. A feasibility study is expected to be initiated for the La Coipa Restart at mid-year. Permitting has progressed, and the remaining two sectoral permits are expected in the second half of the year.

The Company also expects to initiate a scoping study for Lobo Marte at mid-year to assess the potential for a production start at the end of the La Coipa Restart mine life. Lobo Marte has more than 7 million Au oz. of estimated measured and indicated mineral resources with a grade of 1.2 g/t. The parallel studies are expected to determine the degree to which resources such as personnel, water, energy and capital equipment can be shared and leveraged for synergies and efficiencies between the two potential projects.

p. 6 Kinross reports 2018 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Balance sheet and financial flexibility

As of March 31, 2018, Kinross had cash and cash equivalents of $997.9 million, compared with $1,025.8 million at December 31, 2017. The Company also had available credit of $1,566.5 million, for total liquidity of approximately $2.6 billion, and no debt maturities until 2021.

During the first quarter, S&P Global Ratings upgraded Kinross’ credit rating to investment grade, noting the Company’s long track record of maintaining low leverage, along with its lower cash costs, strong liquidity and meaningful growth opportunities.

With Tasiast Phase One development nearing completion, the Company remains well positioned to fund its pipeline of promising development projects.

Outlook

The following section of the news release represents forward-looking information and users are cautioned that actual results may vary. We refer to the risks and assumptions contained in the Cautionary Statement on Forward-Looking Information on page 18 of this news release.

As previously announced on February 14, 2018, Kinross expects to produce 2.5 million Au eq. oz. (+/- 5%) for the year, and be at or slightly above the same level of production for 2019 and 2020.

The Company expects production cost of sales per Au eq. oz. to be $730 (+/- 5%) and all-in sustaining cost to be $975 (+/- 5%) per ounce sold on both a gold equivalent and by-product basis for the year. Kinross expects production cost of sales per Au eq. oz. to decline slightly in 2019 and 2020 as lower cost production comes online.

Total capital expenditures are forecast to be approximately $1,075 million (+/- 5%) for the year, which include sustaining capital of $355 million and non-sustaining capital of approximately $680 million to advance the Company’s development projects.

Acquisition of power plants in Brazil

On February 14, 2018, Kinross Brasil Mineração, a subsidiary of the Company, signed an agreement to acquire two hydroelectric power plants in Brazil from a subsidiary of Gerdau SA for $257.0 million6. The two plants are expected to secure a long-term supply of power and lower production costs over the life of the mine at Paracatu. The transaction has been approved by the Brazilian anti-trust regulatory authority and is expected to close in Q3 2018.

Conference call details

In connection with the release, Kinross will hold a conference call and audio webcast on Wednesday, May 9, 2018 at 7:45 a.m. ET. to discuss the results, followed by a question-and-answer session. To access the call, please dial:

Canada & US toll-free – (866) 393-4306; Conference ID: 4370519

Outside of Canada & US – +1 (734) 385-2616; Conference ID: 4370519

Replay (available up to 14 days after the call):

Canada & US toll-free – (855) 859-2056; Conference ID: 4370519

Outside of Canada & US – +1 (404) 537-3406; Conference ID: 4370519

You may also access the conference call on a listen-only basis via webcast at our website www.kinross.com. The audio webcast will be archived on www.kinross.com.

6 Assumes foreign exchange rate of 3.25 Brazilian reais to the U.S. dollar.

p. 7 Kinross reports 2018 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Kinross’ Annual and Special Meeting of Shareholders will also be held on Wednesday, May 9, 2018 at 10:00 a.m. ET at the Glenn Gould Studio, 250 Front Street West, Toronto, Ontario, Canada. A live audio webcast (listen-only mode) of the meeting will be available at www.kinross.com and will also be archived for later access.

This news release should be read in conjunction with Kinross’ 2018 first-quarter unaudited Financial Statements and Management’s Discussion and Analysis report at www.kinross.com. Kinross’ 2018 first-quarter unaudited Financial Statements and Management’s Discussion and Analysis have been filed with Canadian securities regulators (available at www.sedar.com) and furnished to the U.S. Securities and Exchange Commission (available at www.sec.gov). Kinross shareholders may obtain a copy of the financial statements free of charge upon request to the Company.

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Russia, Mauritania, Chile and Ghana. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Louie Diaz

Director, Corporate Communications

phone: 416-369-6469

louie.diaz@kinross.com

Investor Relations Contact

Tom Elliott

Senior Vice-President, Investor Relations and Corporate Development

phone: 416-365-3390

tom.elliott@kinross.com

p. 8 Kinross reports 2018 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Review of operations

Three months ended March 31,		Gold equivalent ounces
	Produced		Sold		Production cost of sales ($millions)		Production cost of sales/equivalent ounce sold
	2018	2017	2018	2017	2018	2017	2018	2017

Fort Knox	79,928	93,038	79,611	94,741	$42.2	$58.5	$530	$617
Round Mountain	97,083	102,749	97,781	104,098	66.6	75.5	681	725
Bald Mountain	93,440	47,077	98,142	41,647	46.1	33.8	470	812
Kettle River - Buckhorn	-	24,566	927	24,895	-	13.7	-	550
Paracatu	128,200	108,096	128,279	103,276	115.9	97.9	903	948
Maricunga	22,166	36,001	22,354	8,571	15.5	3.0	693	350
Americas Total	420,817	411,527	427,094	377,228	286.3	282.4	670	749

Kupol	120,181	143,378	122,624	143,481	64.6	71.8	527	500
Russia Total	120,181	143,378	122,624	143,481	64.6	71.8	527	500

Tasiast	58,778	64,623	60,503	66,112	46.8	47.0	774	711
Chirano (100%)	60,179	58,253	64,440	65,695	46.9	57.6	728	877
West Africa Total	118,957	122,876	124,943	131,807	93.7	104.6	750	794

Operations Total	659,955	677,781	674,661	652,516	444.6	458.8	659	703
Less Chirano non-controlling interest (10%)	(6,018)	(5,825)	(6,444)	(6,570)	(4.7)	(5.8)
Attributable Total	653,937	671,956	668,217	645,946	$439.9	$453.0	$658	$701

p. 9 Kinross reports 2018 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Consolidated balance sheets

(unaudited expressed in millions of United States dollars, except share amounts)

	As at
	March 31,	December 31,
	2018	2017

Assets
Current assets
Cash and cash equivalents	$997.9	$1,025.8
Restricted cash	12.8	12.1
Accounts receivable and other assets	92.9	91.3
Current income tax recoverable	42.0	43.9
Inventories	1,093.9	1,094.3
Unrealized fair value of derivative assets	16.3	17.0
	2,255.8	2,284.4
Non-current assets
Property, plant and equipment	4,986.8	4,887.2
Goodwill	162.7	162.7
Long-term investments	165.6	188.0
Investments in joint ventures	23.6	23.7
Unrealized fair value of derivative assets	5.5	3.9
Other long-term assets	600.4	574.0
Deferred tax assets	31.1	33.3
Total assets	$8,231.5	$8,157.2

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$403.6	$482.6
Current income tax payable	52.5	35.1
Current portion of provisions	54.2	66.5
Current portion of unrealized fair value of derivative liabilities	5.4	1.1
Deferred payment obligation	30.0	-
	545.7	585.3
Non-current liabilities
Long-term debt	1,733.2	1,732.6
Provisions	836.4	830.5
Other long-term liabilities	148.8	134.0
Deferred tax liabilities	264.5	255.6
Total liabilities	3,528.6	3,538.0

Equity
Common shareholders' equity
Common share capital	$14,912.5	$14,902.5
Contributed surplus	230.6	240.7
Accumulated deficit	(10,418.3)	(10,580.7)
Accumulated other comprehensive income (loss)	(57.6)	21.1
Total common shareholders' equity	4,667.2	4,583.6
Non-controlling interest	35.7	35.6
Total equity	4,702.9	4,619.2
Total liabilities and equity	$8,231.5	$8,157.2

Common shares
Authorized	Unlimited	Unlimited
Issued and outstanding	1,249,941,828	1,247,003,940

p. 10 Kinross reports 2018 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Consolidated statements of operations

(unaudited expressed in millions of United States dollars, except share and per share amounts)
	Three months ended
	March 31,	March 31,
	2018	2017

Revenue
Metal sales	$897.2	$796.1

Cost of sales
Production cost of sales	444.6	458.8
Depreciation, depletion and amortization	193.1	217.5
Total cost of sales	637.7	676.3
Gross profit	259.5	119.8
Other operating expense	25.4	15.0
Exploration and business development	20.5	21.0
General and administrative	35.7	35.2
Operating earnings	177.9	48.6
Other income (expense) - net	5.9	114.0
Equity in losses of joint ventures	(0.1)	(0.4)
Finance income	3.4	3.5
Finance expense	(26.9)	(29.0)
Earnings before tax	160.2	136.7
Income tax expense - net	(54.0)	(2.9)
Net earnings	$106.2	$133.8
Net earnings (loss) attributable to:
Non-controlling interest	$0.1	$(0.8)
Common shareholders	$106.1	$134.6
Earnings per share attributable to common shareholders
Basic	$0.09	$0.11
Diluted	$0.08	$0.11

Weighted average number of common shares outstanding (millions)
Basic	1,247.5	1,245.6
Diluted	1,258.3	1,255.1

p. 11 Kinross reports 2018 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Consolidated statements of cash flows

(unaudited expressed in millions of United States dollars)
	Three months ended
	March 31,	March 31,
	2018	2017
Net inflow (outflow) of cash related to the following activities:

Operating:
Net earnings	$106.2	$133.8
Adjustments to reconcile net earnings to net cash provided from operating activities:
Depreciation, depletion and amortization	193.1	217.5
Reversal of impairment charges	-	(97.0)
Equity in losses of joint ventures	0.1	0.4
Share-based compensation expense	4.0	3.3
Finance expense	26.9	29.0
Deferred tax expense (recovery)	11.4	(13.1)
Foreign exchange losses (gains) and other	22.0	(23.0)
Changes in operating assets and liabilities:
Accounts receivable and other assets	(2.4)	50.2
Inventories	(23.0)	5.7
Accounts payable and accrued liabilities	(23.2)	(74.8)
Cash flow provided from operating activities	315.1	232.0
Income taxes paid	(21.6)	(24.2)
Net cash flow provided from operating activities	293.5	207.8

Investing:
Additions to property, plant and equipment	(246.9)	(178.9)
Acquisition	(35.1)	-
Net additions to long-term investments and other assets	(14.3)	(9.6)
Net proceeds from the sale of property, plant and equipment	3.0	1.1
Increase in restricted cash	(0.7)	(0.8)
Interest received and other	2.6	2.1
Net cash flow used in investing activities	(291.4)	(186.1)
Financing:
Issuance of common shares on exercise of options	0.4	0.1
Interest paid	(30.0)	(31.7)
Net cash flow used in financing activities	(29.6)	(31.6)
Effect of exchange rate changes on cash and cash equivalents	(0.4)	1.9
Decrease in cash and cash equivalents	(27.9)	(8.0)
Cash and cash equivalents, beginning of period	1,025.8	827.0
Cash and cash equivalents, end of period	$997.9	$819.0

p. 12 Kinross reports 2018 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Operating Summary
	Mine	Period	Ownership	Tonnes Ore Mined (1)	Ore Processed (Milled) (1)	Ore Processed (Heap Leach) (1)	Grade (Mill)	Grade (Heap Leach)	Recovery (2)	Gold Eq Production (5)	Gold Eq Sales (5)	Production cost of sales	Production cost of sales/oz	Cap Ex (7)	DD&A
			(%)	('000 tonnes)	('000 tonnes)	('000 tonnes)	(g/t)	(g/t)	(%)	(ounces)	(ounces)	($ millions)	($/ounce)	($ millions)	($ millions)
Americas	Fort Knox	Q1 2018	100	9,075	3,110	5,839	0.70	0.20	82%	79,928	79,611	$42.2	$530	$9.6	$23.0
		Q4 2017	100	8,276	3,239	4,464	0.96	0.23	82%	95,182	94,724	58.7	620	27.3	23.6
		Q3 2017	100	7,490	3,228	6,088	0.78	0.26	81%	101,047	101,077	64.8	641	25.4	20.5
		Q2 2017	100	5,353	3,069	5,830	0.86	0.26	84%	91,848	91,237	57.9	635	21.4	20.0
		Q1 2017	100	5,242	2,933	3,885	0.75	0.23	83%	93,038	94,741	58.5	617	28.0	22.5
	Round Mountain	Q1 2018	100	7,893	832	8,175	1.62	0.28	86%	97,083	97,781	$66.6	$681	$26.4	$14.8
		Q4 2017	100	5,429	864	4,201	1.46	0.46	84%	98,249	104,198	81.6	783	66.2	15.3
		Q3 2017	100	6,906	865	5,177	1.73	0.50	81%	120,743	120,944	75.7	626	14.7	34.9
		Q2 2017	100	8,136	979	5,685	1.35	0.52	78%	115,191	108,811	69.7	641	8.6	28.3
		Q1 2017	100	5,947	951	4,548	1.14	0.51	82%	102,749	104,098	75.5	725	6.3	28.9
	Bald Mountain (8)	Q1 2018	100	5,333	-	5,333	-	0.38	nm	93,440	98,142	$46.1	$470	$20.4	$27.2
		Q4 2017	100	5,691	-	5,691	-	0.72	nm	105,080	99,363	47.0	473	46.6	28.6
		Q3 2017	100	7,090	-	7,105	-	1.09	nm	80,677	67,598	46.7	691	12.6	24.6
		Q2 2017	100	5,174	-	5,159	-	0.58	nm	49,881	54,308	41.4	762	15.6	16.2
		Q1 2017	100	3,660	-	3,660	-	0.69	nm	47,077	41,647	33.8	812	15.7	14.1
	Kettle River- Buckhorn	Q1 2018	100	-	-	-	-	-	-	-	927	$-	$-	$-	$-
		Q4 2017	100	-	-	-	-	-	-	3,906	3,949	0.4	101	-	-
		Q3 2017	100	-	43	-	4.36	-	67%	17,132	17,385	10.3	592	-	0.1
		Q2 2017	100	91	95	-	11.45	-	90%	30,966	30,858	12.4	402	-	0.1
		Q1 2017	100	98	96	-	9.95	-	93%	24,566	24,895	13.7	550	-	0.4
	Paracatu	Q1 2018	100	11,988	13,041	-	0.36	-	77%	128,200	128,279	$115.9	$903	$15.5	$34.2
		Q4 2017	100	6,895	8,331	-	0.40	-	75%	66,023	62,843	59.8	952	32.5	26.2
		Q3 2017	100	227	4,067	-	0.42	-	69%	46,971	53,076	53.0	999	32.6	30.6
		Q2 2017	100	10,422	13,333	-	0.43	-	77%	138,869	137,056	99.5	726	31.4	36.7
		Q1 2017	100	10,226	11,892	-	0.38	-	73%	108,096	103,276	97.9	948	25.9	33.5
	Maricunga (8)	Q1 2018	100	-	-	-	-	-	nm	22,166	22,354	$15.5	$693	$-	$1.5
		Q4 2017	100	-	-	-	-	-	nm	19,039	11,201	6.9	616	1.3	1.1
		Q3 2017	100	-	-	-	-	-	nm	20,463	14,129	8.1	573	-	1.7
		Q2 2017	100	-	-	-	-	-	nm	15,624	7,415	1.9	256	0.1	0.6
		Q1 2017	100	-	-	-	-	-	nm	36,001	8,571	3.0	350	0.1	1.2
Russia	Kupol (3)(4)(6)	Q1 2018	100	412	427	-	8.58	-	95%	120,181	122,624	$64.6	$527	$10.8	$38.4
		Q4 2017	100	487	425	-	10.38	-	95%	145,301	141,518	73.8	521	19.1	43.3
		Q3 2017	100	491	451	-	9.69	-	95%	145,759	142,821	74.8	524	14.4	41.4
		Q2 2017	100	489	440	-	9.78	-	95%	146,013	149,187	80.5	540	15.4	44.5
		Q1 2017	100	448	417	-	10.23	-	95%	143,378	143,481	71.8	500	5.4	55.0
West Africa	Tasiast	Q1 2018	100	1,786	736	279	2.26	0.36	93%	58,778	60,503	$46.8	$774	$157.8	$19.0
		Q4 2017	100	2,534	807	318	2.28	0.69	92%	60,274	54,993	43.0	782	119.3	17.8
		Q3 2017	100	2,139	764	576	2.42	0.67	93%	62,065	62,448	46.1	738	93.8	16.7
		Q2 2017	100	975	728	87	2.35	0.59	93%	56,278	52,703	42.1	799	95.2	18.8
		Q1 2017	100	1,037	746	75	2.41	0.50	92%	64,623	66,112	47.0	711	71.1	25.3
	Chirano - 100%	Q1 2018	90	523	885	-	2.34	-	92%	60,179	64,440	$46.9	$728	$6.4	$33.3
		Q4 2017	90	496	878	-	2.52	-	92%	66,285	61,973	43.3	699	10.9	32.5
		Q3 2017	90	456	886	-	2.51	-	92%	65,707	65,757	48.0	730	7.7	34.8
		Q2 2017	90	613	822	-	2.48	-	92%	55,782	57,787	51.2	886	10.1	36.8
		Q1 2017	90	845	852	-	2.25	-	92%	58,253	65,695	57.6	877	17.9	34.5
	Chirano - 90%	Q1 2018	90	523	885	-	2.34	-	92%	54,161	57,996	$42.2	$728	$5.8	$30.0
		Q4 2017	90	496	878	-	2.52	-	92%	59,656	55,776	39.0	699	9.8	29.3
		Q3 2017	90	456	886	-	2.51	-	92%	59,136	59,181	43.2	730	6.9	31.3
		Q2 2017	90	613	822	-	2.48	-	92%	50,204	52,009	46.1	886	9.1	33.1
		Q1 2017	90	845	852	-	2.25	-	92%	52,428	59,125	51.8	877	16.1	31.1

(1)	Tonnes of ore mined and processed represent 100% Kinross for all periods presented.
(2)	Due to the nature of heap leach operations, recovery rates at Maricunga and Bald Mountain cannot be accurately measured on a quarterly basis. Recovery rates at Fort Knox, Round Mountain and Tasiast represent mill recovery only.
(3)	The Kupol segment includes the Kupol and Dvoinoye mines.
(4)	Kupol silver grade and recovery were as follows: Q1 2018: 69.35 g/t, 81.0%; Q4 2017: 81.85 g/t, 82.8%; Q3 2017: 81.50 g/t, 85.8%; Q2 2017: 78.20 g/t, 84.7%; Q1 2017: 83.03 g/t, 85.4%.
(5)	Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on the ratio of the average spot market prices for the commodities for each period. The ratios for the quarters presented are as follows: Q1 2018: 79.25:1; Q4 2017: 76.22:1; Q3 2017: 75.91:1; Q2 2017: 73.01:1; Q1 2017: 69.99:1.
(6)	Dvoinoye ore processed and grade were as follows: Q1 2018: 103,369, 10.13 g/t; Q4 2017: 127,671 tonnes, 13.44 g/t; Q3 2017: 111,330 tonnes, 15.37 g/t; Q2 2017: 111,664 tonnes, 15.79 g/t; Q1 2017: 120,255 tonnes, 14.67 g/t.
(7)	Capital expenditures are presented on a cash basis, consistent with the statement of cash flows.
(8)	"nm" means not meaningful.

p. 13 Kinross reports 2018 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Reconciliation of non-GAAP financial measures

The Company has included certain non-GAAP financial measures in this document. These measures are not defined under IFRS and should not be considered in isolation. The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. The inclusion of these measures is meant to provide additional information and should not be used as a substitute for performance measures prepared in accordance with IFRS. These measures are not necessarily standard and therefore may not be comparable to other issuers.

Adjusted net earnings attributable to common shareholders and adjusted net earnings per share are non-GAAP measures which determine the performance of the Company, excluding certain impacts which the Company believes are not reflective of the Company’s underlying performance for the reporting period, such as the impact of foreign exchange gains and losses, reassessment of prior year taxes and/or taxes otherwise not related to the current period, impairment charges (reversals), gains and losses and other one-time costs related to acquisitions, dispositions and other transactions, and non-hedge derivative gains and losses. Although some of the items are recurring, the Company believes that they are not reflective of the underlying operating performance of its current business and are not necessarily indicative of future operating results. Management believes that these measures, which are used internally to assess performance and in planning and forecasting future operating results, provide investors with the ability to better evaluate underlying performance, particularly since the excluded items are typically not included in public guidance. However, adjusted net earnings and adjusted net earnings per share measures are not necessarily indicative of net earnings and earnings per share measures as determined under IFRS.

The following table provides a reconciliation of net earnings to adjusted net earnings for the periods presented:

	Adjusted Net Earnings
(in millions, except per share amounts)	Three months ended
	March 31,
	2018	2017

Net earnings attributable to common shareholders - as reported	$106.1	$134.6
Adjusting items:
Foreign exchange (gains) losses	(0.5)	2.6
Gains on sale of other assets	(0.8)	(0.5)
Foreign exchange losses (gains) on translation of tax basis and foreign exchange on deferred income taxes within income tax expense	0.2	(4.4)
Impairment reversal(a)	-	(97.0)
Taxes in respect of prior years	20.1	4.7
Insurance recoveries	-	(17.5)
Other(b)	0.3	(0.4)
Tax effect of the above adjustments	(0.2)	1.3
	19.1	(111.2)
Adjusted net earnings attributable to common shareholders	$125.2	$23.4
Weighted average number of common shares outstanding - Basic	1,247.5	1,245.6
Adjusted net earnings per share	0.10	0.02

(a)	During the three months ended March 31, 2017, the Company recognized a reversal of impairment charges related to the disposal of its 25% interest in Cerro Casale.
(b)	"Other" includes non-hedge derivatives losses (gains).

The Company makes reference to a non-GAAP measure for adjusted operating cash flow. Adjusted operating cash flow is defined as cash flow from operations excluding certain impacts which the Company believes are not reflective of the Company’s regular operating cash flow, and excluding changes in working capital. Working capital can be volatile due to numerous factors, including the timing of tax payments, and in the case of Kupol, a build-up of inventory due to transportation logistics. The Company uses adjusted operating cash flow internally as a measure of the underlying operating cash flow performance and future operating cash flow-generating capability of the Company. However, the adjusted operating cash flow measure is not necessarily indicative of net cash flow from operations as determined under IFRS.

p. 14 Kinross reports 2018 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

The following table provides a reconciliation of adjusted operating cash flow for the periods presented:

	Adjusted Operating Cash Flow
(in millions)	Three months ended
	March 31,
	2018	2017

Net cash flow provided from operating activities - as reported	$293.5	$207.8

Adjusting items:
Working capital changes:
Accounts receivable and other assets	2.4	(50.2)
Inventories	23.0	(5.7)
Accounts payable and other liabilities, including taxes	44.8	99.0
	70.2	43.1
Adjusted operating cash flow	$363.7	$250.9

Consolidated production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as production cost of sales as per the consolidated financial statements divided by the total number of gold equivalent ounces sold. This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

Attributable production cost of sales per gold equivalent ounce sold is a non-GAAP measure and is defined as attributable production cost of sales divided by the attributable number of gold equivalent ounces sold. This measure converts the Company’s non-gold production into gold equivalent ounces and credits it to total production.

Management uses these measures to monitor and evaluate the performance of its operating properties. The following table presents a reconciliation of consolidated and attributable production cost of sales per equivalent ounce sold for the periods presented:

	Consolidated and Attributable Production Cost of Sales Per Equivalent Ounce Sold
(in millions, except ounces and production cost of sales per equivalent ounce)	Three months ended
	March 31,
	2018	2017

Production cost of sales - as reported	$444.6	$458.8
Less: portion attributable to Chirano non-controlling interest	(4.7)	(5.8)
Attributable production cost of sales	$439.9	$453.0

Gold equivalent ounces sold	674,661	652,516
Less: portion attributable to Chirano non-controlling interest	(6,444)	(6,570)
Attributable gold equivalent ounces sold	668,217	645,946
Consolidated production cost of sales per equivalent ounce sold	$659	$703
Attributable production cost of sales per equivalent ounce sold	$658	$701

p. 15 Kinross reports 2018 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Attributable production cost of sales per ounce sold on a by-product basis is a non-GAAP measure which calculates the Company’s non-gold production as a credit against its per ounce production costs, rather than converting its non-gold production into gold equivalent ounces and crediting it to total production, as is the case in co-product accounting. Management believes that this measure provides investors with the ability to better evaluate Kinross’ production cost of sales per ounce on a comparable basis with other major gold producers who routinely calculate their cost of sales per ounce using by-product accounting rather than co-product accounting.

The following table provides a reconciliation of attributable production cost of sales per ounce sold on a by-product basis for the periods presented:

	Attributable Production Cost of Sales Per Ounce Sold on a By- Product Basis
(in millions, except ounces and production cost of sales per ounce)	Three months ended
	March 31,
	2018	2017

Production cost of sales - as reported	$444.6	$458.8
Less: portion attributable to Chirano non-controlling interest	(4.7)	(5.8)
Less: attributable silver revenues	(18.3)	(22.9)
Attributable production cost of sales net of silver by-product revenue	$421.6	$430.1

Gold ounces sold	660,884	633,806
Less: portion attributable to Chirano non-controlling interest	(6,433)	(6,557)
Attributable gold ounces sold	654,451	627,249
Attributable production cost of sales per ounce sold on a by-product basis	$644	$686

In June 2013, the World Gold Council (“WGC”) published its guidelines for reporting all-in sustaining costs and all-in costs. The WGC is a market development organization for the gold industry and is an association whose membership comprises leading gold mining companies including Kinross. Although the WGC is not a mining industry regulatory organization, it worked closely with its member companies to develop these non-GAAP measures. Adoption of the all-in sustaining cost and all-in cost metrics is voluntary and not necessarily standard, and therefore, these measures presented by the Company may not be comparable to similar measures presented by other issuers. The Company believes that the all-in sustaining cost and all-in cost measures complement existing measures reported by Kinross.

All-in sustaining cost includes both operating and capital costs required to sustain gold production on an ongoing basis. The value of silver sold is deducted from the total production cost of sales as it is considered residual production. Sustaining operating costs represent expenditures incurred at current operations that are considered necessary to maintain current production. Sustaining capital represents capital expenditures at existing operations comprising mine development costs and ongoing replacement of mine equipment and other capital facilities, and does not include capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

All-in cost is comprised of all-in sustaining cost as well as operating expenditures incurred at locations with no current operation, or costs related to other non-sustaining activities, and capital expenditures for major growth projects or enhancement capital for significant infrastructure improvements at existing operations.

p. 16 Kinross reports 2018 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Attributable all-in sustaining cost and all-in cost per ounce sold on a by-product basis are calculated by adjusting total production cost of sales, as reported on the consolidated statement of operations, as follows:

	Attributable All-In Sustaining Cost and All-In Cost Per Ounce Sold on a By-Product Basis
(in millions, except ounces and costs per ounce)	Three months ended
	March 31,
	2018	2017

Production cost of sales - as reported	$444.6	$458.8
Less: portion attributable to Chirano non-controlling interest(1)	(4.7)	(5.8)
Less: attributable(2) silver revenues(3)	(18.3)	(22.9)
Attributable(2) production cost of sales net of silver by-product revenue	$421.6	$430.1
Adjusting items on an attributable(2) basis:
General and administrative(4)	35.7	35.2
Other operating expense - sustaining(5)	6.8	6.2
Reclamation and remediation - sustaining(6)	15.2	20.8
Exploration and business development - sustaining(7)	12.3	10.9
Additions to property, plant and equipment - sustaining(8)	55.1	89.7
All-in Sustaining Cost on a by-product basis - attributable(2)	$546.7	$592.9
Other operating expense - non-sustaining(5)	8.1	6.5
Reclamation and remediation - non-sustaining(6)	1.3	1.6
Exploration - non-sustaining(7)	8.1	10.0
Additions to property, plant and equipment - non-sustaining(8)	171.5	79.5
All-in Cost on a by-product basis - attributable(2)	$735.7	$690.5
Gold ounces sold	660,884	633,806
Less: portion attributable to Chirano non-controlling interest(9)	(6,433)	(6,557)
Attributable(2) gold ounces sold	654,451	627,249
Attributable(2) all-in sustaining cost per ounce sold on a by-product basis	$835	$945
Attributable(2) all-in cost per ounce sold on a by-product basis	$1,124	$1,101

The Company also assesses its all-in sustaining cost and all-in cost on a gold equivalent ounce basis. Under these non-GAAP measures, the Company’s production of silver is converted into gold equivalent ounces and credited to total production.

p. 17 Kinross reports 2018 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Attributable all-in sustaining cost and all-in cost per equivalent ounce sold are calculated by adjusting total production cost of sales, as reported on the consolidated statement of operations, as follows:

	Attributable All-In Sustaining Cost and All-In Cost Per Equivalent Ounce Sold
(in millions, except ounces and costs per equivalent ounce)	Three months ended
	March 31,
	2018	2017

Production cost of sales - as reported	$444.6	$458.8
Less: portion attributable to Chirano non-controlling interest(1)	(4.7)	(5.8)
Attributable(2) production cost of sales	$439.9	$453.0
Adjusting items on an attributable(2) basis:
General and administrative(4)	35.7	35.2
Other operating expense - sustaining(5)	6.8	6.2
Reclamation and remediation - sustaining(6)	15.2	20.8
Exploration and business development - sustaining(7)	12.3	10.9
Additions to property, plant and equipment - sustaining(8)	55.1	89.7
All-in Sustaining Cost - attributable(2)	$565.0	$615.8
Other operating expense - non-sustaining(5)	8.1	6.5
Reclamation and remediation - non-sustaining(6)	1.3	1.6
Exploration - non-sustaining(7)	8.1	10.0
Additions to property, plant and equipment - non-sustaining(8)	171.5	79.5
All-in Cost - attributable(2)	$754.0	$713.4
Gold equivalent ounces sold	674,661	652,516
Less: portion attributable to Chirano non-controlling interest(9)	(6,444)	(6,570)
Attributable(2) gold equivalent ounces sold	668,217	645,946
Attributable(2) all-in sustaining cost per equivalent ounce sold	$846	$953
Attributable(2) all-in cost per equivalent ounce sold	$1,128	$1,104

(1)	"Portion attributable to Chirano non-controlling interest" represents the non-controlling interest (10%) in the production cost of sales for the Chirano mine.
(2)	“Attributable” includes Kinross' share of Chirano (90%) production.
(3)	“Attributable silver revenues” represents the attributable portion of metal sales realized from the production of the secondary or by-product metal (i.e. silver). Revenue from the sale of silver, which is produced as a by-product of the process used to produce gold, effectively reduces the cost of gold production.
(4)	“General and administrative” expenses is as reported on the consolidated statement of operations, net of certain severance expenses. General and administrative expenses are considered sustaining costs as they are required to be absorbed on a continuing basis for the effective operation and governance of the Company.
(5)	“Other operating expense – sustaining” is calculated as “Other operating expense” as reported on the consolidated statement of operations, less other operating and reclamation and remediation expenses related to non-sustaining activities as well as other items not reflective of the underlying operating performance of our business. Other operating expenses are classified as either sustaining or non-sustaining based on the type and location of the expenditure incurred. The majority of other operating expenses that are incurred at existing operations are considered costs necessary to sustain operations, and are therefore classified as sustaining. Other operating expenses incurred at locations where there is no current operation or related to other non-sustaining activities are classified as non-sustaining.
(6)	“Reclamation and remediation - sustaining” is calculated as current period accretion related to reclamation and remediation obligations plus current period amortization of the corresponding reclamation and remediation assets, and is intended to reflect the periodic cost of reclamation and remediation for currently operating mines. Reclamation and remediation costs for development projects or closed mines are excluded from this amount and classified as non-sustaining.
(7)	“Exploration and business development – sustaining” is calculated as “Exploration and business development” expenses as reported on the consolidated statement of operations, less non-sustaining exploration expenses. Exploration expenses are classified as either sustaining or non-sustaining based on a determination of the type and location of the exploration expenditure. Exploration expenditures within the footprint of operating mines are considered costs required to sustain current operations and so are included in sustaining costs. Exploration expenditures focused on new ore bodies near existing mines (i.e. brownfield), new exploration projects (i.e. greenfield) or for other generative exploration activity not linked to existing mining operations are classified as non-sustaining. Business development expenses are considered sustaining costs as they are required for general operations.
(8)	“Additions to property, plant and equipment – sustaining” represents the majority of capital expenditures at existing operations including capitalized exploration costs, capitalized stripping and underground mine development costs, ongoing replacement of mine equipment and other capital facilities and other capital expenditures and is calculated as total additions to property, plant and equipment (as reported on the consolidated statements of cash flows), less capitalized interest and non-sustaining capital. Non-sustaining capital represents capital expenditures for major growth projects as well as enhancement capital for significant infrastructure improvements at existing operations. Non-sustaining capital expenditures during the three months ended March 31, 2018, primarily relate to projects at Tasiast and Round Mountain.
(9)	“Portion attributable to Chirano non-controlling interest” represents the non-controlling interest (10%) in the ounces sold from the Chirano mine.
(10)	"Average realized gold price" is a non-GAAP financial measure and is defined as gold metal sales divided by the total number of gold ounces sold. This measure is intended to enable Management to better understand the price realized in each reporting period. The realized price measure does not have any standardized definition under IFRS and should not be considered a substitute for measure of performance prepared in accordance with IFRS.

p. 18 Kinross reports 2018 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute ‘‘forward-looking information’’ or ‘‘forward-looking statements’’ within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for ‘‘safe harbor’’ under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements contained in this news release, include, but are not limited to, those under the headings (or headings that include): “2018 first-quarter highlights”, “CEO Commentary”, “Operating results”, “Organic development projects and opportunities”, “Balance sheet and financial flexibility”, “Outlook” and “Acquisition of power plants in Brazil” and include, without limitation, statements with respect to our guidance for production, production costs of sales, all-in sustaining cost and capital expenditures; the schedules and budgets for the Company’s development projects; and continuous improvement initiatives, as well as references to other possible events, the future price of gold and silver, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of projects and new deposits, success of exploration, development and mining activities, currency fluctuations, capital requirements, project studies, mine life extensions, permit applications and conversions, restarting suspended or disrupted operations; continuous improvement initiatives; and resolution of pending litigation. The words “advance”, “anticipate”, “assumption”, “believe”, “estimates”, ‘‘expects’’, “forecast”, “focus”, “forward”, “guidance”, “initiative”, “measures”, “on budget”, “outlook”, “opportunity”, “plan”, “potential”, “progress”, “project”, “projection”, “well positioned”, or variations of or similar such words and phrases or statements that certain actions, events or results may, could, should or will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates, models and assumptions of Kinross referenced, contained or incorporated by reference in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our most recently filed Annual Information Form and our Management’s Discussion and Analysis as well as: (1) there being no significant disruptions affecting the operations of the Company whether due to extreme weather events (including, without limitation, excessive or lack of rainfall, in particular, the potential for further production curtailments at Paracatu resulting from insufficient rainfall) and other or related natural disasters, labour disruptions (including but not limited to workforce reductions), supply disruptions, power disruptions, damage to equipment or otherwise; (2) permitting, development, operations and production from the Company’s operations and development projects being consistent with Kinross’ current expectations including, without limitation, the maintenance of existing permits and approvals and the timely receipt of all permits and authorizations necessary for the development and operation of the Tasiast Phase Two expansion and the Round Mountain Phase W expansion including, without limitation, work permits, necessary import authorizations for goods and equipment; commissioning and operation of the SAG mill; exploration license conversions at Tasiast; and land acquisitions and permitting for the construction and operation of the new tailings facility, water and power supply and launch of the new tailings reprocessing facility at Paracatu; (3) political and legal developments in any jurisdiction in which the Company operates being consistent with its current expectations including, without limitation, the impact of any political tensions and uncertainty in the Russian Federation and Ukraine or any related sanctions and any other similar restrictions or penalties imposed, or actions taken, by any government, including but not limited to potential power rationing, tailings facility regulation and amendments to mining laws in Brazil, potential amendments to water laws and/or other water use restrictions and regulatory actions in Chile, potential amendments to minerals and mining laws, energy levies laws, and dam safety regulation in Ghana, potential amendments to customs and mining laws (including but not limited amendments to the VAT) and regulations relating to work permits and discussions regarding the Company’s activities in Mauritania, the potential passing of Environmental Protection Agency regulations in the US relating to the provision of financial assurances under the Comprehensive Environmental Response, Compensation and Liability Act, the coming into effect of the European Union’s General Data Protection Regulation and potential amendments to and enforcement of tax laws in Russia (including, but not limited to, the interpretation, implementation, application and enforcement of any such laws and amendments thereto), being consistent with Kinross’ current expectations; (4) the completion of studies, including optimization studies, prefeasibility and feasibility studies, on the timelines currently expected and the results of those studies being consistent with Kinross’ current expectations; (5) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian rouble, Mauritanian ouguiya, Ghanaian cedi and the U.S. dollar being approximately consistent with current levels; (6) certain price assumptions for gold and silver; (7) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (8) production and cost of sales forecasts for the Company meeting expectations; (9) the accuracy of the current mineral reserve and mineral resource estimates of the Company (including but not limited to ore tonnage and ore grade estimates) and mine plans for the Company’s mining operations (including but not limited to throughput and recoveries being affected by metallurgical characteristics at Paracatu); (10) labour and materials costs increasing on a basis consistent with Kinross’ current expectations; (11) the terms and conditions of the legal and fiscal stability agreements for the Tasiast and Chirano operations being interpreted and applied in a manner consistent with their intent and Kinross’ expectations and without amendment or formal dispute; (12) goodwill and/or asset impairment potential; (13) the regulatory and legislative regime regarding mining, electricity production and transmission (including rules related to power tariffs) in Brazil being consistent with Kinross’ current expectations; (14) access to capital markets, including but not limited to maintaining a debt rating consistent with the Company’s current expectations; and (15) that Kinross will complete the acquisition of the Brazilian power plants in accordance with, and on the timeline contemplated by, the terms of the relevant agreements, on a basis consistent with our current expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: sanctions (any other similar restrictions or penalties) now or subsequently imposed, other actions taken, by, against, in respect of or otherwise impacting any jurisdiction in which the Company is domiciled or operates (including but not limited to the Russian Federation, Canada, the European Union and the United States), or any government or citizens of, persons or companies domiciled in, or the Company’s business, operations or other activities in, any such jurisdiction; fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as fuel and electricity); changes in the discount rates applied to calculate the present value of net future cash flows based on country-specific real weighted average cost of capital; changes in the market valuations of peer group gold producers and the Company, and the resulting impact on market price to net asset value multiples; changes in various market variables, such as interest rates, foreign exchange rates, gold or silver prices and lease rates, or global fuel prices, that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any financial obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation (including but not limited to income tax, advance income tax, stamp tax, withholding tax, capital tax, tariffs, value-added or sales tax, capital outflow tax, capital gains tax, windfall or windfall profits tax, royalty, excise tax, customs/import or export taxes/duties, asset taxes, asset transfer tax, property use or other real estate tax, together with any related fine, penalty, surcharge, or interest imposed in connection with such taxes), controls, policies and regulations; the security of personnel and assets; political or economic developments in Canada, the United States, Chile, Brazil, Russia, Mauritania, Ghana, or other countries in which Kinross does business or may carry on business; business opportunities that may be presented to, or pursued by, us; our ability to successfully integrate acquisitions and complete divestitures; operating or technical difficulties in connection with mining or development activities; employee relations; litigation or other claims against, or regulatory investigations and/or any enforcement actions or sanctions in respect of the Company (and/or its directors, officers, or employees) including, but not limited to, securities class action litigation in Canada and/or the United States, or any investigations, enforcement actions and/or sanctions under any applicable anti-corruption, international sanctions and/or anti-money laundering laws and regulations in Canada, the United States or any other applicable jurisdiction; the speculative nature of gold exploration and development including, but not limited to, the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross,including but not limited to resulting in an impairment charge on goodwill and/or assets. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this news release are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the ‘‘Risk Factors’’ section of our most recently filed Annual Information Form and the “Risk Analysis” section of our full year 2017 and first quarter 2018 MD&A. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

p. 19 Kinross reports 2018 first-quarter results	www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Other information

Where we say ‘‘we’’, ‘‘us’’, ‘‘our’’, the ‘‘Company’’, or ‘‘Kinross’’ in this news release, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

The technical information about the Company’s mineral properties contained in this news release has been prepared under the supervision of Mr. John Sims, an officer of the Company who is a “qualified person” within the meaning of National Instrument 43-101.

Source: Kinross Gold Corporation

p. 20 Kinross reports 2018 first-quarter results	www.kinross.com